# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Petros Pharmaceuticals, Inc., CIK 0001815903
CUSIP: 71678J308
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1185 Avenue of the Americas, 3rd Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 12/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,400,261; sole dispositive power 0; shared dispositive power 4,400,261; aggregate amount beneficially owned 4,400,261 (9.99% of the class)
  Comment: Includes 2,019,867 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) and/or conversion of the Preferred Shares (as defined in Item 4) (See Item 4). As more fully described in Item 4, the Preferred Shares and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,434,773; shared voting power 4,400,261; sole dispositive power 4,434,773; shared dispositive power 4,400,261; aggregate amount beneficially owned 4,434,773 (9.99% of the class)
  Comment: Includes 2,019,867 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) and/or conversion of the Preferred Shares (as defined in Item 4) (See Item 4). As more fully described in Item 4, the Preferred Shares and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (5), (6), (7), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,400,261; sole dispositive power 0; shared dispositive power 4,400,261; aggregate amount beneficially owned 4,400,261 (9.99% of the class)
  Comment: Includes 2,019,867 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) and/or conversion of the Preferred Shares (as defined in Item 4) (See Item 4). As more fully described in Item 4, the Preferred Shares and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.

## Item 1. Issuer
Name of issuer: Petros Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1185 Avenue of the Americas, 3rd Floor, New York, NY, 10036

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois Capital"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund Ltd. ("Iroquois Master Fund") with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference.

The Reporting Persons' ownership of the Issuer's securities includes: (i) 2,380,394 shares of Common Stock held directly by Iroquois Master Fund and 34,512 shares of Common Stock held directly by ICIG; (ii) warrants held directly by Iroquois Master Fund that are exercisable for an aggregate of up to 24,690,507 shares of Common Stock and warrants held directly by ICIG that are exercisable for an aggregate of up to 6,468,098 shares of Common Stock (collectively, the "Warrants"), of which certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker (as defined below); and (iii) 369,031 shares of Common Stock issuable upon conversion of shares of Preferred Stock held directly by IMF at a conversion price of $0.1269 and 257,526 shares of Common Stock issuable upon conversion of shares of Preferred Stock held directly by ICIG at a conversion price of $0.1269 (collectively, the "Preferred Shares"), all of which are subject to a 4.99% Beneficial Ownership Blocker.

The Warrants and Preferred Shares contain provisions which precludes the exercise of such Warrants or the conversion of such Preferred Shares to the extent that, following exercise or conversion, as applicable, the holder, together with its affiliates and other attribution parties, would own more than 4.99% of the Common Stock outstanding with respect to the Preferred Shares and certain Warrants and 9.99% of the Common Stock outstanding with respect to certain Warrants (collectively, the "Beneficial Ownership Blockers").

The shares of Common Stock listed as beneficially owned in Rows 5, 6, 7, 8 and 9 of the cover pages for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting Person give effect to the Beneficial Ownership Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Warrants or convert the Preferred Shares due to the Beneficial Ownership Blockers. Each the Reporting Persons disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference. Due to the Beneficial Ownership Blockers, the collective beneficial ownership percentage of the Reporting Persons was 9.99% as of the date of the event which requires filing of this statement. Such percentage is based upon the sum of (i) 42,372,260 shares of the Issuer's Common Stock outstanding as of November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 13, 2025 and (ii) 2,019,867 shares of Common Stock issuable upon the exercise of the Warrants and/or conversion of the Preferred Shares, after giving effect to the Beneficial Ownership Blockers.

9.99%
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe, President (02/13/2026)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe, President (02/13/2026)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (02/13/2026)